September 4, 2015

File No. 812-13995

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

TIAA-CREF FUNDS

on behalf of its series

TEACHERS ADVISORS, INC.

TIAA-CREF REAL PROPERTY FUND LP

TIAA-CREF REAL PROPERTY FUND GP LLC

TIAA-CREF REAL PROPERTY FUND REIT LLC

AMENDMENT NO. 6 TO AND RESTATEMENT OF AN

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION
FROM SECTION 17(a) THEREOF, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE
17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

Written or oral communications regarding this Application should be addressed to:

Rachael Zufall

TIAA-CREF

8500 Andrew Carnegie Boulevard

Charlotte, NC 28262

(704) 988-4446

-with copies to-

Jeffrey S. Puretz

Keith T. Robinson

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006-2401

(202) 261-3300

This Application (including Exhibits) consists of 35 pages.

The Exhibit Index is on page 26.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TIAA-CREF FUNDS

on behalf of its series

TEACHERS ADVISORS, INC.

TIAA-CREF REAL PROPERTY FUND LP

TIAA-CREF REAL PROPERTY FUND GP LLC

TIAA-CREF REAL PROPERTY FUND REIT LLC

730 Third Avenue

New York, New York 10017-3206

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 6 TO AND RESTATEMENT OF AN APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTION 17(a) THEREOF, AND PURSUANT SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER, PERMITTING THE PROPOSED TRANSACTIONS

FILE NO. 812-13995

I.	SUMMARY OF APPLICATION

TIAA-CREF FUNDS, on behalf of its current and future series (“Trust”); TEACHERS ADVISORS, INC. (“Advisors”); TIAA-CREF REAL PROPERTY FUND LP (“TCLP”); TIAA-CREF REAL PROPERTY FUND GP LLC (“TCGP”); and TIAA-CREF REAL PROPERTY FUND REIT LLC (“TC REIT”) (collectively, the “Applicants”);1 hereby apply for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit the transactions among the Applicants as described herein (the “Application”). The Applicants request that the relief provided extend to each existing or future registered management investment company or series thereof that is advised by Advisors or any successor entity2 or any entity controlling, controlled by, or under common control with Advisors (each, a “Fund”). The Applicants further request that the relief provided extend to any future limited partnership (“Future LP”), general partner thereof (“Future GP”), and underlying real estate investment vehicle (“Future Real Estate Fund”) in which such Future LP invests that has elected to be taxed as a real estate investment trust (“REIT”) pursuant to the Internal

1        All entities that currently intend to rely on the order have been named as Applicants.

2        For purposes of the requested order, “successor” is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

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Revenue Code of 1986, as amended (the “Code”), that operate in a manner that is identical to TCLP, TCGP and TC REIT except for the types of real estate investments held by a Future Real Estate Fund. Any entity that relies in the future on the relief granted in response to this Application will comply with the terms and conditions of the Application as they apply to the corresponding current party.

In summary, Applicants seek relief that will permit: (i) one or more Funds to purchase, hold and redeem units of limited partnership interests of the TCLP (“Units”); (ii) TCLP to sell Units to one or more Funds and redeem such Units following demand of such Funds; (iii) to the extent it could be deemed an element of a “joint transaction,” as defined below, the TCLP to purchase, hold and redeem interests in the TC REIT; and (iv) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, all as described and subject to the conditions set forth herein. The Applicants acknowledge that they are not seeking, and the Securities and Exchange Commission (the “Commission”) is not granting, relief from any disclosure requirements that are applicable to the Applicants.

II.	APPLICANTS

Advisors, a Delaware corporation, is an investment adviser that is registered with the Commission under the Investment Advisers Act of 1940, as amended (“Advisers Act”). As of March 31, 2014, Advisors had registered investment company assets under management of approximately $79 billion.

Advisors is an indirect, wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA was founded in 1918 by the Carnegie Foundation for the Advancement of Teaching to provide a fully funded pension system for the academic community in the United States. TIAA currently offers fixed and variable annuities to participants in TIAA’s retirement platform. One of the investment options on the retirement platform is the TIAA Real Estate Account (the “RE Account”), a separate account of TIAA, the accumulation units of which are offered to such participants in order to provide them with the opportunity for direct real estate exposure, as described in more detail below.

The Trust is organized as a Delaware statutory trust and is an open-end management investment company registered under the Act. The Trust currently consists of multiple separate Funds. The Funds include the TIAA-CREF Lifecycle Funds (“Lifecycle Funds”), a family of retirement date “funds of funds” that invest in other Funds using an evolving asset allocation strategy. The Lifecycle Funds employ a “glide path” approach to asset allocation, under which the Lifecycle Funds’ targeted allocations among asset classes (other than the Retirement Income Fund) gradually become more conservative over time. As

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discussed in more detail below, it is expected that the Lifecycle Funds would invest in the TCLP to seek the potential investment return and diversification offered by real estate exposure. Pursuant to an investment management agreement, Advisors is the investment adviser to each of the Funds.

The TCLP is organized as a limited partnership, have the TCGP as its sole general partner, invest a substantial portion of its assets in the TC REIT and, if deemed appropriate by Advisors, may, for purposes of maintaining some liquidity, invest a portion of its assets in liquid investments.

The TCLP will incur expenses relating to the management of any liquid investments held by the TCLP, as well as for the general operation and administration of the entity. The TCLP’s financial statements will be prepared in accordance with U.S. generally accepted accounting principles for financial reporting purposes.

The TCLP will rely on an exception from the definition of investment company such as Section 3(c)(1) or Section 3(c)(7) of the Act (or any other applicable exclusion), will conduct a non-public offering of Units, and will not be publicly traded. The TCLP is currently expected to be made available solely to the Funds, although it is possible that it will be made available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals (“Outside Investors”); as well as to (ii) pension plans, or other institutional investors or high-net-worth individuals for which Advisors or an affiliate of Advisors serves as investment adviser (“Other Accounts”). No Applicant, or an affiliated person thereof, will have a proprietary interest in any Outside Investor or Other Account, except that an Applicant or an affiliated person thereof may be a shareholder of an Outside Investor that is a registered investment company. Making Units available to Outside Investors or Other Accounts may be important to help TCLP reach an appropriate size to attain the level of diversification deemed appropriate by Advisors. This may offer several potential benefits to TCLP and possibly the Funds, including increased liquidity, economies of scale and lower operating expenses as a percentage of net assets, and increased investment opportunities for TCLP and TC REIT, as well as making investments in commercial real estate available to a wider group of prospective investors at a level of expense that is anticipated to be meaningfully lower than comparable investment opportunities.

Applicants anticipate that TCLP will be able to efficiently deploy assets invested by the Funds in light of the ability of TCLP to invest in liquid investments in addition to interests in TC REIT, so that any Fund assets invested in TCLP that are not currently invested in real estate will be effectively deployed pending completion of real estate investments which, by their nature, tend to take time to complete and be less liquid and readily-tradable than most equities, fixed income securities or other more traditional

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investment company investments. The performance of TCLP, the costs of investing in TCLP, and the related expenses, will be considered by the Funds’ Board during the course of its oversight of the Funds’ investments in TCLP, including its annual determinations as required by condition 1 of this Application.

In the event that TCLP is unable to accommodate investment demand from the Funds, Other Accounts and/or Outside Investors, opportunities for investment will be allocated in accordance with an allocation policies and procedures drafted and maintained by Advisors. 3 While such allocation policies and procedures may be subject to revision over time, the allocation policies and procedures generally will allocate opportunities on a pro rata basis based on orders received, with normal exceptions for rounding and de minimis amounts, although other allocation methodologies may be employed as appropriate. Any such methodology will be applied in a manner that is objective and verifiable and will be consistent with Advisors’ fiduciary obligation to treat client accounts in a manner that is fair and provides for equality of opportunity over time. However, TCLP will reserve the right to give the Funds preferential access to opportunities to invest in TCLP as compared to Outside Investors and (to the extent permitted under the allocation policies and procedures) Other Accounts, and the Funds will always have opportunities to invest in TCLP that are at least as favorable as the opportunities to invest in TCLP made available to Other Accounts or Outside Investors. The policies and procedures will require the documentation of the basis of allocation, as well as the basis for any exception to the general principles set forth in the policies and procedures, which exception will be subject to review by legal or compliance personnel.

Each Fund and Other Account limited partner of the TCLP will have identical rights, duties and obligations under the limited partnership agreement as each other Fund and Other Account limited partner. If Outside Investors are permitted to invest in TCLP, the Funds and Other Accounts will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in TCLP, as the terms on which any Outside Investor purchases, holds or redeems Units. Limited partners other than the Funds and Other Accounts will have substantially similar rights, duties and obligations as the Funds and Other Accounts, but Applicants currently contemplate that they may distinguish among Outside Investors with respect to rights, duties and obligations pursuant to the terms of the limited partnership agreement, or otherwise, with respect to the following issues (without limitation): (1) utilization of redemption gates; (2) limitation of rights of redemption; or (3) the level of expenses charged to limited partners other than the Funds and

3        Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether these allocation policies and procedures meet the standards applicable either under the Act or the Advisers Act.

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Other Accounts in connection with an investment in TCLP, which may be higher than the level of expenses borne by the Funds and Other Accounts.

A Fund will purchase Units of the TCLP only to the extent consistent with the Fund’s investment policies, objectives, strategies and restrictions, as disclosed in the then-currently effective Registration Statement for the Trust. Before an initial investment by a Fund in the TCLP, the Board of Trustees of the Trust (“Board”), including a majority of the Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the Act (“Independent Trustees”), would have made the determinations required under conditions 1. The Board, including the Independent Trustees, will review these determinations on at least an annual basis.

The TCGP is organized as a limited liability company and will be a direct or indirect wholly owned subsidiary of TIAA. The TCGP will be the general partner of the TCLP, and as such will be responsible for the operational and administrative maintenance of the TCLP, utilizing the services of personnel who are also employees or agents of TIAA and/or its affiliates or separate employees or agents of TCLP. The TCGP will exercise no responsibilities for the management of the TCLP’s assets.

The TC REIT is organized as a limited liability company and will elect to be taxed as a REIT under the Code. As such, TC REIT will not incur separate, entity level tax under the current provisions of the Code. The TC REIT will invest in direct real estate holdings and may invest a portion of its assets in liquid investments to maintain some liquidity, which may be in addition to or in lieu of investment in liquid investments by the TCLP. To finance its investments in real estate holdings, TC REIT plans to borrow from banks, as well as from insurance companies, pension/retirement systems, state and federal government related entities (e.g., Freddie Mac), investment banks, and other commercial lenders (e.g., GE Capital Corporation (or its successor), Ally Financial) (lenders other than banks are referred to as “Non-bank Commercial Lenders”). Applicants represent that TC REIT plans to incur loans from Non-bank Commercial Lenders because such lenders have been longstanding capital resources to the commercial real estate market and often are able to offer more favorable lending terms to borrowers.4 TC REIT will not incur any loans that are callable at the option of the lender.

Advisors will serve as the investment manager of both the TC REIT and the TCLP pursuant to one or more investment management agreements among Advisors, the TC REIT, and/or the TCLP. It is

4        Applicants submit that, in light of the presence of a bona fide business purpose for TCLP and TC REIT and the difficulty a Fund would have in directly investing in real estate, the structure proposed by this Application can be distinguished from a structure intended primarily to evade leverage restrictions applicable to open-end funds.

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anticipated that the TC REIT will be excluded from the definition of an investment company under Section 3(a)(1) of the Act by reason of its real estate investments.

The TCLP will be the sole investor in the TC REIT, other than the ninety-nine or more additional investors necessary or appropriate to allow the TC REIT to qualify as a REIT under Section 856(a)(5) of the Code (the “Tax Holders”). TCLP will be able to purchase and redeem limited liability company interests in TC REIT on a daily basis at the next determined net asset value. The Tax Holders’ interests in TC REIT will be preferred to TCLP’s interests in TC REIT.5 However, (a) the Tax Holders will have only limited voting rights,6 (b) the Tax Holders’ aggregate interests in TC REIT will be de minimis in relation to that to TCLP,7 and (c) TC REIT will not issue additional interests to the Tax Holders after the initial organization of TC REIT (clause (a), (b), and (c), collectively, the “Tax Holder Limitations”). Accordingly, it is anticipated that the TCLP will own substantially all of the total outstanding securities of the TC REIT at all times during the operation of the TC REIT. The chart below displays the relationships of the parties to the proposed transactions.

5        With respect to distributions, including the distribution of TC REIT’s assets upon dissolution, liquidation or winding up, the Tax Holders’ interests will be senior to TCLP’s interests. The Tax Holders will not, however, participate in any appreciation in the value of TC REIT. Accordingly, on redemption of the preferred interests or liquidation of TC REIT, the Tax Holders would be entitled only to return of their purchase price (expected to be approximately $1,000 per unit), any accrued but unpaid distributions and (if applicable) a redemption premium (expected to be approximately $100 per unit). The preferred interest would be redeemable only at TC REIT’s option.

6        Except to the extent required by applicable law, the Tax Holders will be permitted to vote only with respect to (i) the authorization or issuance of any equity security of TC REIT with any rights that are senior to or have parity with the Tax Holders’ preferred interests; (ii) any amendment to the operating agreement or the certificate of formation of TC REIT that has a material adverse effect on the rights and preferences of the Tax Holders’ preferred interests or that increases the number of authorized or issued preferred interests; or (iii) any reclassification of the preferred interests of the Tax Holders.

7        Applicants anticipate that the Tax Holders will invest, in aggregate, approximately $125,000 and will represent much less than 1% of the expected aggregate net assets of TC REIT.

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The Funds (as well as any Other Accounts or Outside Investors) that invest in the TCLP will be able to purchase and redeem Units on a daily basis at the next determined net asset value per Unit. The Applicants anticipate that the TCLP will be managed to maintain sufficient liquidity to satisfy the daily liquidity needs of its limited partners under ordinary market conditions. However, any investment in the TCLP will be subject to terms permitting the TCLP to cease offering new Units, or to limit or postpone redemptions in the event that TC REIT has insufficient liquidity to satisfy redemption requests. In particular, TCLP may limit or postpone, in whole or in part, redemptions and/or the payment of any redemption proceeds, if the TCGP reasonably determines that: (i) the TCLP’s investments are committed in such a manner so as to not reasonably permit orderly liquidation of assets or other means of funding redemption requests; (ii) there exists a state of affairs that TCGP or Advisors determines constitutes circumstances under which liquidation by the TCLP of part or all of its investments is not reasonable or practicable, or would be materially prejudicial to the TCLP; or (iii) liquidating the TCLP’s investments to fund such payment would have a material adverse effect on the continuing limited partners. In addition, under these same circumstances, the TCLP may utilize a “gate” pursuant to which the amount of redemptions from the TCLP by any limited partner on any business day may be limited to a percentage of the limited partner’s investment in TCLP. Any redemption request by a limited partner to redeem on any business day to which the gate applies in excess of the gate percentage will be treated as a redemption request only to the extent of the gate percentage, and the limited partner will be required to submit a new

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redemption request to redeem any additional Units. The TCGP may waive the gate, in whole or in part, in the following circumstances: (1) with respect to registered investment company and Other Account limited partners, as long as all such investors are treated equally (which could include, without limitation, permitting complete redemption by all registered investment company and Other Account limited partners whose investment in TCLP is below a disclosed de minimis level); and (2) with respect to other limited partners, to permit redemption on terms no more favorable than the redemption terms (including redemption gates) applicable to registered investment company and Other Account limited partners. If the TCLP limits or postpones redemptions or utilizes a gate, the Funds may encounter delays in redeeming Units and realizing redemption proceeds. Accordingly, under condition 3, each Fund that is an open-end investment company will treat its entire investment in TCLP and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity and will otherwise be subject to the limits described in condition 3.

Each of the TCLP and the TC REIT anticipate that it will fund redemption requests out of liquid investments under normal market conditions. However, in the event of circumstances justifying a suspension of redemption as discussed above, TC REIT may need to liquidate direct real estate holdings, which may incur transaction costs that will be indirectly borne by the Funds, Other Accounts and Outside Investors in the TCLP. The TCLP expects that the ability to limit or postpone redemption will help to minimize such transaction costs and any dilutive effects on non-redeeming limited partners.

Redemption requests will be considered on a first in basis based upon the business day of receipt, unless a limited partner (other than a registered investment company or Other Account) has agreed to a lower priority of redemption. Except as a limited partner (other than a registered investment company or Other Account) has otherwise agreed, redemption requests of all investors will be treated equally, and TCLP will allocate redemption proceeds on a pro rata basis in the event that there are insufficient liquid assets to satisfy fully all redemption requests. The rules on redemption and TCLP’s policy regarding the allocation of redemption proceeds, and any changes to either of these, shall be disclosed to all prospective investors in TCLP. TCLP will have a written policy regarding the allocation of redemption proceeds that will be applied in a manner that is objective and verifiable and will be consistent with Advisors’ fiduciary obligation to treat client accounts in a manner that is fair.

III.	THE PROPOSED TRANSACTIONS

TIAA and Advisors believe that exposure to direct real estate investments is an important element of diversified retirement investing, because direct real estate investments offer retirement investors a low

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performance correlation to traditional asset classes and a high performance correlation to measures of inflation. This judgment is based on analysis of historical performance of the risk and return characteristics of real estate as an asset class, analysis of correlations with traditional asset classes, as well as judgments about current valuations and opportunities.

TIAA, Advisors and their affiliates have extensive experience in investing in real estate of all types, including commercial and residential real estate, as well as farm- and timberland. TIAA has been a direct investor in real estate since 1947, and TIAA, Advisors and their affiliates currently manage direct real estate investments totaling more than $30 billion, making TIAA and its affiliates one of the largest managers of U.S. tax-exempt real estate assets. TIAA-CREF believes that the success of the RE Account as an investment option on its retirement platform, as reflected by the size of the RE Account and its success over more than 15 years, evidences the importance of real estate exposure to retirement investors who allocate their own assets on the TIAA-CREF retirement platform.

Advisors seeks to provide shareholders who invest for retirement and other long-term purposes through the Funds, and through the Lifecycle Funds in particular, with the same sort of measured exposure to direct real estate investments as is enjoyed by self-directed participants in TIAA-CREF’s retirement platform through the RE Account. As indicated, Advisors believes that real estate adds an additional source of diversification that is particularly desirable for persons investing for retirement or other long-term purposes.

Advisors believes that this sort of direct exposure to real estate offers advantages over investment in conventional real estate mutual funds that invest primarily in publicly traded REITs. In this regard, Advisors believes that publicly traded REIT investments provide less effective asset class diversification than direct investments in real estate, because the performance of publicly traded REITs has a higher correlation to the performance of the equity markets. As a practical matter, Advisors has found that publicly traded REITs tend to perform like small company stocks, and produce less income than direct investments in real estate.

Applicants note that the Act does not preclude a registered management investment company from investing directly in real estate, provided that the fund is not subject to a fundamental policy precluding such investment and, in the case of an open-end fund, has sufficient liquidity to comply with applicable Commission and Commission staff positions. However, direct investment in real estate would be impractical for a registered investment company for several reasons. First, investments in real estate tend to be large and would be impractical for most registered investment companies to hold with an

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acceptable level of diversification. In addition, direct real estate holdings can be problematic for tax purposes. Subchapter M of the Code imposes a requirement that ninety percent of a regulated investment company’s gross income be from certain specified sources, and gains from direct real estate investments do not count as “good income” for this purpose.8 Thus, real estate could cause a fund to fail to serve as a pass-through entity for tax purposes. However, income and gains from an investment in a REIT (such as TC REIT), either directly or indirectly through an entity taxed as a partnership (such as TCLP), will qualify as “good income” under the current provisions of the Code.

Accordingly, if the order sought hereby is granted, it is currently contemplated that the Funds, particularly the Lifecycle Funds, will obtain exposure to real estate through the TCLP, which will be dedicated to investing indirectly in real estate through TC REIT, will be managed by Advisors, and will not be publicly traded.

Advisors believes that TIAA’s experience with the RE Account is directly relevant to the relief requested and reflects the unique experience available to Advisors and its affiliates in connection with the proposed arrangements. The RE Account purchases direct ownership interests in income-producing real estate, primarily office, industrial, retail and multi-family residential properties, similar to that anticipated for the TC REIT. In addition, the RE Account has played a role as a diversifier for investors on TIAA-CREF’s retirement platform – the same role that is anticipated for the TCLP with respect to the Lifecycle Funds. As suggested above, the success of the RE Account reflects the importance investors attribute to its performance characteristics. The RE Account’s offering of accumulation units is registered with the Commission under the Securities Act of 1933, as amended, and it is a reporting company under the Securities Exchange Act of 1934, as amended.9

In addition, the RE Account offers its accumulation units continuously and provides daily liquidity to its participants. TIAA has developed a robust methodology to value the RE Account’s real estate holdings to provide an accumulation unit value on a daily basis. The TC REIT would employ the same elements of the RE Account’s approach to valuing its real estate holdings, which would be used for purposes of calculating the net asset value per Unit of the TCLP. The methods used by the RE Account are considered to produce “fair values,” as that term is defined in Fair Value Measurements (Topic 820)

8        To qualify as a “regulated investment company,” among other requirements, at least 90% of a fund’s gross income must be derived from “dividends, interest, payments with respect to securities loans . . . and gains from the sale or other disposition of stock or securities . . . or foreign currencies, or other income derived with respect to its business of investing in such stock, securities, or currencies.” Section 851(b) of the Code.

9        See Securities Act File No. 033-92990 for the RE Account’s current registration statement.

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of the Financial Accounting Standards Board (formerly, statement of Financial Accounting Standards No. 157), that represent a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset. Valuation of the assets of TCLP and TC REIT for which market quotations are not readily available will be overseen by a committee consisting of the employees and agents of TCLP, TIAA and/or its subsidiaries (the “TCLP Committee”).

TC REIT will not participate in any joint enterprise or other joint arrangement, within the meaning of Rule 17d-1 under the Act, with the RE Account, Future Real Estate Funds or other TIAA related account, and the Applicants are not asking for an order pursuant to Rule 17d-1 with respect to any such transaction. However, TIAA and its affiliates (including Advisors) have interests in other real estate programs and accounts. Accordingly, TC REIT may be buying properties at the same time as TIAA affiliates that may have similar investment objectives to those of TC REIT, although it is anticipated that the various accounts may focus on different types of properties and will not necessarily evaluate the same types of opportunities. There is a risk that Advisors will choose a property that provides lower returns to TC REIT than a property purchased by TIAA or its affiliates for another account. Further, TC REIT will likely acquire properties in geographic areas where TIAA and its affiliates own properties. In addition, TC REIT may desire to sell a property at the same time a TIAA affiliate is selling a property in an overlapping market. Conflicts could also arise because some properties owned by TIAA and its affiliates may compete with TC REIT’s properties for tenants. Among other things, if one of the TIAA entities attracts a tenant that TC REIT is competing for, TC REIT could suffer a loss of revenue due to delays in locating another suitable tenant. TIAA has adopted allocation policies and procedures applicable to the purchasing conflicts scenario, which policies and procedures are designed to allocate opportunities consistent with Advisors’ fiduciary obligations to its clients and will be applied in a manner that is objective and verifiable.

Notwithstanding the existence of allocation policies and procedures to address potential purchasing conflicts, the resolution of such conflicts may be economically disadvantageous to a participating account. As a result of TIAA’s and its affiliates’ obligations to other current and potential TIAA-sponsored investment vehicles with similar objectives to those of TC REIT, there is no assurance that TC REIT will be able to take advantage of every attractive investment opportunity that otherwise is in accordance with TC REIT’s investment objectives.

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IV.	ANALYSIS OF PROPOSED TRANSACTIONS AND APPLICABLE LAW

A.	Legal Framework

1.	Section 17(a)

Section 17(a) of the Act generally prohibits an “affiliated person” as defined by Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of a registered investment company, acting as principal, from purchasing securities or other property from the registered investment company or selling securities or other property to the registered investment company.10 An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, an investment adviser thereof or any member of an advisory board thereof, and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 17(b), however, authorizes the Commission to grant an order permitting a transaction that otherwise might be prohibited under Section 17(a) if the Commission finds that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

The Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or

10        The prohibitions of Section 17(a) also extend to transactions between a registered investment company and its principal underwriter or promoter, or their affiliated persons.

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transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The sale by TCLP of its Units to a Fund or the repurchase by TCLP of its Units from a Fund may be deemed to be prohibited by Section 17(a) of the Act, as TCLP and each Fund may be deemed to be affiliated persons, or affiliated persons of affiliated persons, of each other under multiple theories. For example, the Fund may be deemed to be an affiliated person of the TCLP in the event that it owns 5% or more of the Units in the TCLP. In addition, the TCLP could be deemed to be an affiliated person of an affiliated person of the Fund, if it is deemed to be under the control of or under common control with Advisors. Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”

In addition, if a Fund was deemed to be an affiliate of TCLP by virtue of its holdings or its power to exercise a controlling influence over the management or policies of TCLP, and an Other Account was also deemed to be an affiliate of TCLP for the same reason, the Fund and the Other Account could be deemed to be affiliated persons of affiliated persons of each other. The Funds and Other Accounts have portfolio holdings besides the Units and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a Fund and an Other Account were deemed to be affiliated persons of affiliated persons of each other by virtue of their ownership or control affiliations with TCLP, purchase or sale transactions between the Fund and the Other Account involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.11

11        Rule 17a-7 under the Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a

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2.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . ., or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) provides for the prohibition of certain transactions in connection with a joint enterprise or other joint arrangement or profit-sharing plan and for the submission of applications to the Commission for orders granting permission for such transactions. Specifically, Rule 17d-1(b) provides that:

In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, TCLP’s purchase, holding and redemptions of interest in the TC REIT, and Advisors’ management of the Funds, Other Accounts, TCLP and TC REIT at the same time that the Funds are investing in TCLP (directly) and TC REIT (indirectly) could be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, the TCLP, the TCGP, the TC REIT, and Advisors because the Funds may be presumed to be affiliated persons, or affiliated persons of affiliated persons, of Advisors, Other Accounts, separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

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the TCLP or the TC REIT. By virtue of Section 2(a)(3)(E) of the Act, Advisors may be presumed to be an affiliated person of each Fund. A Fund may be presumed to be an affiliated person of the TCLP in the event that it owns 5% or more of the Units in the TCLP, the TC REIT may be presumed to be an affiliated person of the TCLP (and an affiliated person of an affiliated person of a Fund) because the TCLP will own more than 5% of TC REIT’s limited liability company interests, and an Other Account may be presumed to be an affiliated person of Advisors (and an affiliated person of an affiliated person of a Fund) because Advisors may be able to control the Other Account. In addition, the TCGP, the TCLP and TC REIT may be presumed to be affiliated persons of an affiliated person of a Fund, if these entities are deemed to be under the control of or under common control with Advisors.

B.	Arguments in Support of Relief

1.	Section 17(a)

Applicants believe that the proposed transactions among the Funds and the TCLP satisfy the requirements for relief from Section 17(a) of the Act under both Sections 17(b) and 6(c) of the Act.

The terms of the proposed purchases and redemptions of the Units are fair and reasonable and would not involve overreaching on the part of any person involved. This is because investors in the Funds would be provided with the benefits of exposure to real estate described above based on a decision by Advisors, who would have determined that real estate exposure is appropriate and that the TCLP can provide such real estate exposure. The proposed transactions also would be consistent with the policies of each Fund. The investment by a Fund in the TCLP would be effected in accordance with the investment policies, objective, strategies and restrictions contained in the registration statement of the Fund.

As a check on these judgments, before investment by a Fund in the TCLP, the Board, including a majority of the Independent Trustees, would have made the determinations required under condition 1. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. Currently, the Board is made up of ten Trustees, all of whom are Independent Trustees. In addition, Advisors’ ability to allocate a Fund’s assets to investments in the TCLP would be limited to address any potential for overreaching; the allocation would be determined either by the Fund’s glide path or would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3.

In addition, each Fund would purchase and sell Units on the same terms as each other Fund and any Other Account, and on terms that are at least as favorable as the terms on which Outside Investors

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would purchase and sell Units. The TCLP also would sell its shares to or purchase its shares from a Fund at the next-calculated net asset value per Unit of the TCLP. This value, which would be provided to the Funds on a daily basis, would be determined based on the valuations of the assets of the TC REIT, which would be determined by using valuation methodologies that are consistent with Section 2(a)(41) of the Act except that the TCLP Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors. Applicants note that, in accordance with condition 9, TCLP will consolidate TC REIT for reporting purposes and the consolidated financial statements of TCLP will be prepared in accordance with Regulation S-X, will be audited by an independent auditor, and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds.12

Finally, the proposed arrangements are consistent with the general purposes of the Act, as well as the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The proposed conditions to the relief provide that a Fund’s investment in the TCLP would be made in the interests of the Funds’ shareholders, and in a manner that would protect shareholders of the Funds. In this regard, the process for deriving net asset values per Unit would involve a sound process and the use of independent appraisals, consistent with the policies set forth in Section 1(b)(5) of the Act. Also, Advisors, or any investment sub-adviser that is retained to manage the assets of TC REIT or TCLP, will be subject to the registration requirements set forth in condition 6.13

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the TCLP described herein, the Applicants believe that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each registered investment company concerned, and are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

12        Applicants state that the Public Company Accounting Oversight Board auditing standards applicable to the audit of TCLP would be the same standards as those applicable to a registered investment company. Further, Applicants state that the U.S. Generally Accepted Accounting Principles and Regulation S-X would apply to the financial statements of both TCLP and a registered investment company. Thus, Applicants assert that critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the financial statements of TCLP.

13        Only Advisors or successor entity will serve as investment adviser to TCLP or TC REIT, and any other investment adviser to TCLP or TC REIT will serve only as investment sub-adviser.

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Applicants also propose that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Account seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently may rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Account were deemed to be affiliated persons of an affiliated person of each other by virtue of their ownership or control affiliations with TCLP, Cross Transactions would be prohibited by Section 17(a) of the Act, and the Funds may not be entitled to rely on Rule 17a-7 under the Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Funds and Other Accounts will not engage in Cross Transactions involving Units, and to the extent any Future LPs are created, TCLP and the Future LPs (and their respective subsidiaries) will not engage in cross-trades with each other.

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g), as interpreted by the Commission staff. Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the TCLP structure do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the Act was designed to address. All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

2.	Section 17(d) and Rule 17d-1

As discussed above, the Funds may be, or may be deemed to be, affiliated persons or affiliated persons of affiliated persons of TCLP, TC REIT or an Other Account. Consequently, the sale of Units to a Fund, the Fund’s holding of Units, the redemption of Units held by the Fund, an Other Account’s purchase, holding and redemption of Units alongside a Fund, and TCLP’s purchase, holding, and redemption of interests in the TC REIT may be deemed to constitute a joint enterprise or joint arrangement among the Funds, Other Accounts, the TCLP, the TCGP, the TC REIT, and Advisors.

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As discussed above in the context of Sections 17(b) and 6(c), Applicants believe that the proposed transactions are consistent with the provisions, policies and purposes of the Act. Applicants further believe that the terms of the proposed transactions and the conditions set forth below would provide for no Fund to participate on a basis less advantageous than that of the other parties. A Fund will hold Units of TCLP only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Outside Investors or Other Accounts are permitted to invest in TCLP, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in TCLP, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as the terms on which any Other Account purchases, holds or redeems Units. TCLP and the Tax Holders will be the only investors in TC REIT, and the Tax Holders’ interests will be subject to the Tax Holder Limitations. All transactions in Units would be priced in the same manner and would be redeemable under the terms discussed herein and disclosed to investors.

In addition, any investment in the TCLP by a Fund would be based on a determination by Advisors that real estate exposure is appropriate and desirable for the Fund and that the TCLP can provide such exposure. Before an initial investment by a Fund in the TCLP, the Board, including a majority of the Independent Trustees, also would have made the determinations required under condition 1. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. Advisors’ ability to allocate a Fund’s assets to investments in the TCLP would be limited to address any potential for overreaching: the allocation would be determined either by the Fund’s glide path or would be within a range of permissible allocations approved in advance by the Board. In any event, a Fund would be subject to the limits described in condition 3.

For these reasons, as well as the benefits shareholders in the Funds would experience by reason of the Funds’ investments in the TCLP described herein, the Applicants believe that the participation by the Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act, and would be on a basis no different from that of other Funds or Other Accounts or less advantageous than that of other Funds, Outside Investors or Other Accounts. Therefore, Applicants request that the Commission issue an order under Rule 17d-1 permitting the proposed transactions.

C.	Other Precedent

The Applicants are not aware of the Commission having granted any similar exemptive orders for real estate investment vehicles. However, the Applicants note that the Commission has granted

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exemptive orders that relate to investments in similar affiliated vehicles granting relief substantially similar to the relief requested herein insofar as they relate to investments by registered investment companies in an affiliated person (or an affiliated person of an affiliated person) that is not itself a registered investment company and, thus, implicate the same provisions of the Act. See, e.g., In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 26763 (Feb. 22, 2005) (Notice) and 26789 (Mar. 23, 2005) (Order); In the Matter of Nicholas-Applegate Capital Management et al., Investment Company Act Release Nos. 25876 (Dec. 23, 2002) (Notice) and 25906 (Jan. 21, 2003) (Order); In the Matter of Emerging Markets Growth Fund, Inc., et al., Investment Company Act Release Nos. 23861 (June 7, 1999) (Notice) and 23886 (June 30, 1999) (Order); and In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order).

V.	CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Advisors will not implement an initial decision to invest the assets of a Fund in TCLP unless prior to the Fund’s initial investment in the TCLP, the Board, including a majority of the Independent Trustees, has determined that: (i) investment in the TCLP (and indirectly in TC REIT) is an appropriate means to implement an investment decision made by Advisors for the Fund to seek real estate exposure; (ii) investment in TCLP (and indirectly in TC REIT) is in the best interests of the Fund and its shareholders, taking into account, among other things, the management and administration fees of TCLP and TC REIT; (iii) the management and administration fees to be charged by the TCLP and TC REIT are for services in addition to, rather than duplicative of, services rendered to the Fund directly; and (iv) the management and administration fees to be charged by the TCLP and TC REIT are fair and reasonable in light of the usual and customary fees charged by others for services of the same nature and quality. The Board, including the Independent Trustees, will review these determinations on at least an annual basis. The basis for each of the Board’s determinations required by this condition will be recorded in its minutes. If the Board does not make the determinations in clauses (iii) and (iv) in a review subsequent to the initial investment, Advisors will reimburse the Fund the amount of any management and administrative fee borne by the Fund as a direct investor in TCLP and an indirect investor in TC REIT charged since the most recent date on which the Board did make these determinations.
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2.	Prior to any initial or additional investments in Units, Advisors will determine that each Fund’s investment in the TCLP will be consistent with the Fund’s investment policies, objective, strategies and restrictions, and purchases of Units will be determined either by the Fund’s glide path or be limited such that total holdings remain within a range of permissible allocations approved in advance by the Board. For purposes of determining consistency with a Fund’s investment policies, objective, strategies and restrictions, a Fund will look through its investment in TCLP (and indirectly in TC REIT) and apply its investment policies, objective, strategies and restrictions (except for any restriction relevant to the direct ownership of real estate assets) in such a manner that the Fund will not do indirectly through TCLP and TC REIT that which it cannot do directly. For purposes of applying its investment policies, objective, strategies and restrictions, a Fund will be considered as owning its pro rata portion of the portfolio holdings of TCLP and TC REIT.

3.	Each Fund that is an open-end investment company will treat its entire investments in TCLP and any Future LPs as investments that are not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each such Fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in TCLP and any Future LPs, to 15% of its net assets. In addition, each Fund, including any open- or closed-end investment company, will, at all times, limit its holdings in TCLP (together with any Future LPs) to no more than 15% of its net assets.[14]

4.	At all times that any Fund or other registered investment company holds an interest in the TCLP, each of the TCLP and the TC REIT: (a) will determine its respective net asset value per Unit or membership interest, as applicable, each Business Day; and (b) will maintain and comply with policies and procedures for valuing its assets that are consistent with Section 2(a)(41) of the Act except that the TCLP Committee will, in reliance on independent appraisals obtained at least quarterly, make determinations that would otherwise be made by a board of directors (as if TCLP and TC REIT were subject to Section 2(a)(41)) and with applicable U.S. generally accepted accounting principles (or successor accounting standards). For these purposes, “Business Day” means each day on which the Funds or other registered investment company determine net asset

14        Although closed-end Funds do not present the same concerns with respect to liquidity as open-end Funds, Applicants believe that it is nonetheless appropriate to limit the investments of these Funds in TCLP (and Future LPs) to address concerns that may arise regarding complex structures and the use of leverage, among other things.

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value per share, as disclosed in the Funds’ or other registered investment company’s registration statement.

5.	A Fund will hold Units of TCLP only if it will at all times have identical rights, duties and obligations under the limited partnership agreement as each other Fund limited partner and Other Account limited partner. If Other Accounts or Outside Investors are permitted to invest in TCLP, the Funds will be entitled to purchase, hold and redeem Units on terms that are at least as favorable, including (without limitation) the expenses associated with an investment in TCLP, as the terms on which any Outside Investor purchases, holds or redeems Units and on terms that are the same as terms on which any Other Account purchases, holds or redeems Units. Other than the Tax Holders’ interests, which will be subject to the Tax Holder Limitations, TCLP will own at all times 100% of the voting and economic interests in TC REIT.

6.	TC REIT and TCLP will be managed by an investment adviser that is registered as an investment adviser with the Commission. Any investment sub-adviser to TC REIT or TCLP will be registered as an investment adviser with the Commission or, if not registered, will consent to examination by the Commission staff with respect to the services it would provide to TC REIT or TCLP as if it were registered as an investment adviser.

7.	The Funds’ proposed investments in the TCLP, and TCLP’s investment in TC REIT, will not be subject to any sales load, redemption fee, distribution fee analogous to a 12b-1 fee, or service fee analogous to a FINRA Rule 2830 service fee imposed by the TCLP or the TC REIT.

8.	Advisors shall cause TCGP, TCLP and TC REIT to maintain books and records as is consistent with Internal Revenue Service guidance and U.S. generally accepted accounting principles, shall cause the books and records of TCGP, TCLP and TC REIT to be made available for inspection by the Commission staff as would be required by the Act if each of TCGP, TCLP and TC REIT was a registered investment company, and, if requested, shall furnish copies of the books and records to the Commission staff.

9.	TCLP will prepare consolidated annual and semi-annual financial reports and, for each quarter for which a semi-annual or annual report is not required to be prepared, a consolidated schedule of investments for TCLP. The financial statements of TCLP will be prepared in accordance with Regulation S-X and U.S. GAAP, will be audited by an independent auditor (for annual financial statements), and, if practicable, will be prepared as of the same date and for the same periods as the investing Funds. TCLP will consolidate TC REIT for financial reporting purposes. Any consolidated
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schedule of investments of TCLP will disclose each position that TCLP and TC REIT hold. The Trust, on behalf of each Fund that has invested 5% or more of its net assets in TCLP15 as of the end of a reporting period, will attach, as an exhibit to each of the Trust’s shareholder reports with respect to such a Fund filed on Form N-CSR and each of the Trust’s quarterly reports with respect to such a Fund filed on Form N-Q, TCLP’s audited or unaudited financial statements (which will consist of financial statements, footnotes, thereto and a schedule of investments) or schedule of investments for the period most recently ended. TCLP will deliver such annual and semi-annual financial statements and schedules of investments to the Trust in time to allow the Trust to make such filings. The relevant Fund’s shareholder reports and quarterly reports will cross-reference the TCLP financial statements (for annual and semi-annual reports) or schedule of investments (for other quarters) filed as an exhibit to the form. If a Fund is required to attach and cross-reference the financial statements of TCLP solely for purpose of complying with this condition 9, (a) the Fund may disclaim that (i) the TCLP financial statements or schedule of investments constitute part of the Fund’s financial statements, shareholder report or quarterly report, and (ii) the TCLP financial statements or schedule of investments are incorporated therein by reference, and (b) the certifications for each principal executive and principal financial officer required by Rule 30a-2(a) under the Act that accompany Form N-CSR or Form N-Q filings with respect to such a Fund may make clear that the TCLP financial statements or schedule of investments that accompany the Form N-CSR or Form N-Q filings do not constitute part of the report to which the certificate relates.16

10.	Neither TCLP nor TC REIT will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that TCLP or TC REIT: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting TCLP or TC REIT to (i) acquire securities of one or more

15        Investments in any Future LPs will be aggregated with investments in TCLP to determine whether a Fund has invested 5% or more of its net assets. If the aggregate investments are 5% or more, then the disclosure requirements under this condition will apply (for that Fund) with respect to information about TCLP and each Future LP in which that Fund is invested.

16        As noted above, the requested order does not include relief from any existing disclosure requirements. Accordingly, the disclaimer and clarification contemplated in clauses (a) and (b) could not be included if the Fund is required to disclose information regarding the financial statements of TCLP for any purpose other than complying with this condition 9.

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investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

11.	A Fund will treat any leverage that TCLP or TC REIT incurs as though such leverage were incurred by the Fund for purposes of determining compliance with applicable restrictions under the Act relevant to the Fund’s use of leverage. Under no circumstances will a Fund guarantee, or otherwise be responsible for the satisfaction of, any loan or obligation incurred by TCLP or TC REIT.

12.	The TCLP and TC REIT will comply with the following sections of the Act as if the TCLP and TC REIT each were an open-end management investment company registered under the Act, except as noted: Section 9; Section 12 (except that, to the extent necessary to implement the arrangements described herein, (i) the Funds may invest in Units issued by TCLP in accordance with condition 3, (ii) TCLP may issue Units to the investing Funds subject to the limits in condition 3, and (iii) TCLP may invest in TC REIT beyond the limits of Sections 12(d)(1)(A) and (B)); Section 13 (provided that Section 13(a)(4) will apply as though it read only “change the nature of its business”; the interests issued by TCLP and TC REIT will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition; and the offering memoranda utilized by TCLP and TC REIT to offer and sell their interests will be regarded as registration statements for purposes of applying this condition); Section 17(a) (except insofar as relief is provided by the order requested herein); Section 17(d) (except insofar as relief is provided by the order requested herein); Section 17(e); Section 17(f); Section 17(h) ; Section 18 (although (a) the interests issued by TCLP and TC REIT will be regarded as voting securities under Section 2(a)(42) of the Act for purposes of applying this condition, (b) TC REIT will be permitted to incur loans from Non-bank Commercial Lenders, subject to the asset coverage limit, and (c) TC REIT will not be required to restore 300% asset coverage within three days, as required under Section 18(f), if such asset coverage falls below 300% solely as a result of a decline in the value of TC REIT’s real estate holdings); Section 21; Section 36; and Sections 37-53. In addition, the TCLP and TC REIT will comply with the Rules under Section 17(f)[17] and Section 17(g) of the Act, as well as Rule 22c-1 under the Act as if each of the TCLP and TC REIT were an open-end management investment company registered under the Act.

17        The Applicants note that they will operate TCLP and TC REIT such that the rules under Section 17(f) will not be applicable to either entity.

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Advisors will cause TCGP, TCLP and TC REIT to, and TCGP, TCLP and TC REIT will, adopt policies and procedures designed to ensure that each of TCLP and TC REIT complies with the aforementioned Sections of the Act and Rules under the Act. Advisors will cause TCGP, TCLP and TC REIT to, and TCGP, TCLP and TC REIT will, periodically review and periodically update as appropriate such policies and procedures, maintain books and records describing such policies and procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurs, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

For purposes of implementing condition 12, any action that the above-referenced statutory and regulatory provisions require to be taken or made by the directors, officers and/or employees of a registered investment company will be performed by TCGP with respect to TCLP, and by Advisors (or its successor)18, as managing member, with respect to TC REIT. As noted in this Application, the TCLP Committee will oversee the valuation of the assets of TCLP and TC REIT for which market quotations are not readily available, which also will be relevant to the implementation of condition 12.

13.	To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the Act because of their investments in the TCLP.

VI.	REQUEST FOR ORDER

Based on the foregoing, the Applicants respectfully request an order from the Commission, pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting transactions between the Funds and the TCLP as described in this Application. Applicants submit that, for all the reasons stated above, the

18        See supra, footnote 2.

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requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act, and will not involve overreaching on the part of any person concerned.

VII.	EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:

Designation	Description

Exhibit A	Authorization of TIAA-CREF Funds for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-1	Authorization of Teachers Advisors, Inc. for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B	Verification of Assistant Secretary of TIAA-CREF Funds for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-1	Verification of Assistant Secretary of Teachers Advisors, Inc. for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-2	Verification of General Partner of TIAA-CREF Real Property Fund LP for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-3	Verification of Managing Member of TIAA-CREF Real Property Fund GP LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-4	Verification of Managing Member of TIAA-CREF Real Property Fund REIT LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.

VII.	COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 730 Third Avenue, New York, New York 10017. Please direct any questions and send copies of communications to this Application to:

Rachael Zufall

TIAA-CREF

8500 Andrew Carnegie Boulevard

Charlotte, NC 28262

(704) 988-4446

with copies of any written communication to:

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Jeffrey S. Puretz

Keith T. Robinson

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006-2401

(202) 261-3300

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

IX.	AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of each Fund, the board of directors of Advisors, the managing member of each of TCGP and TC REIT, and TCGP on behalf of TCLP have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto for an order pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, permitting the proposed transactions among the parties as described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers of the Applicants have been complied with and each such officer is fully authorized to do so.

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This Application has been duly executed this 4th day of September, 2015, by the undersigned.

TIAA-CREF FUNDS

on behalf of its series

By:  /s/ Rachael Zufall

Name:  Rachael Zufall

Title:   Assistant Secretary

TEACHERS ADVISORS, INC.

By:  /s/ Rachael Zufall

Name:  Rachael Zufall

Title:   Assistant Secretary

TIAA-CREF REAL PROPERTY FUND LP

By: TIAA-CREF Real Property Fund GP LLC

(as General Partner to TIAA-CREF Property Fund LP)

By: /s/ Rachael Zufall

Name:  Rachael Zufall

(in her capacity as an officer of Teachers Advisors, Inc., the Managing Member of TIAA-CREF Real Property Fund GP LLP)

Title:   Assistant Secretary

TIAA-CREF REAL PROPERTY FUND GP LLC

By: Teachers Advisors, Inc.

(as Managing Member of TIAA-CREF Real Property Fund GP LLC)

By: /s/ Rachael Zufall

Name:  Rachael Zufall

Title:   Assistant Secretary

TIAA-CREF REAL PROPERTY FUND REIT LLC

By: Teachers Advisors, Inc.

(as Managing Member of TIAA-CREF Real Property Fund GP LLC)

By: /s/ Rachael Zufall

Name:  Rachael Zufall

Title:   Assistant Secretary

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EXHIBIT A

OFFICER’S CERTIFICATE

TIAA-CREF FUNDS

The undersigned, being the Senior Vice President and Corporate Secretary of TIAA-CREF Funds, a Delaware statutory trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on the 6th day of December, 2011, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the preparation, execution and filing with the Securities and Exchange Commission of an application for exemption from such provisions of the securities laws as are deemed necessary or appropriate in order to permit the TIAA-CREF Funds to invest in an affiliated pool that would be invested primarily in direct real estate investments (as specified in the materials), and any amendments thereto deemed necessary or appropriate, is hereby approved; and

FURTHER RESOLVED, that the officers of TIAA-CREF Funds shall be entitled to execute and file the application and take such further actions and pay such fees and costs as may be deemed necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 4th day of January, 2012.

By: /s/ William J. Mostyn

Name: William Mostyn III
Title: Senior Vice President and Corporate Secretary
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EXHIBIT A-1

OFFICER’S CERTIFICATE

Teachers Advisors, Inc.

The undersigned, being an Officer of Teachers Advisors, Inc., a Delaware corporation (the “Corporation”), on behalf of the Corporation, TIAA-CREF Real Property Fund LP, TIAA-CREF Real Property Fund GP LLC, and TIAA-CREF Real Property Fund REIT LLC, hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Board of Directors of the Corporation on the 6th day of December, 2011, and that such resolution has not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that, the officers of Teachers Advisors, Inc. (“TAI”) are hereby authorized, on behalf of TAI, to prepare, execute and file an application for exemption from various provisions of the securities laws with the SEC that would permit series of the TIAA-CREF Funds, particularly the TIAA-CREF Lifecycle Funds, to invest in an affiliated pool that would be invested primarily in direct real estate investments and managed by TAI or its affiliate (as specified in the materials), and any amendments thereto deemed necessary or appropriate, and to take such further actions and pay such fees and costs as may be deemed necessary or appropriate to effectuate the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 4th day of January, 2012.

By: /s/ Rachael M. Zufall

Name: Rachael M. Zufall
Title: Assistant Secretary
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EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application dated September 4, 2015 for and on behalf of TIAA-CREF Funds; that she is an Assistant Secretary of such company; and that all action by the shareholders, trustees and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF FUNDS

By: /s/ Rachael Zufall

Name: Rachael Zufall
Title: Assistant Secretary
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EXHIBIT B-1

VERIFICATION

The undersigned states that she has duly executed the attached Application dated September 4, 2015 for and on behalf of Teachers Advisors, Inc. (the “Corporation”); that she is an Assistant Secretary of the Corporation; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TEACHERS ADVISORS, INC.

By: /s/ Rachael Zufall

Name: Rachael Zufall
Title: Assistant Secretary
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EXHIBIT B-2

VERIFICATION

The undersigned states that she has duly executed the attached Application dated September 4, 2015 for and on behalf of TIAA-CREF Real Property Fund LP (“TCLP”); that she is an Assistant Secretary of Teachers Advisors, Inc., which serves as the Managing Member of TIAA-CREF Real Property Fund LP, the general partner of TCLP; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF REAL PROPERTY FUND LP

By: TIAA-CREF Real Property Fund GP LLC

By: /s/ Rachael Zufall (on behalf of Teachers Advisors, Inc,)
Name: Rachael Zufall
Title: Assistant Secretary
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EXHIBIT B-3

VERIFICATION

The undersigned states that she has duly executed the attached Application dated September 4, 2015 for and on behalf of TIAA-CREF Real Property Fund GP LLC (“TCGP”); that she is the Assistant Secretary of Teachers Advisors, Inc., the Managing Member of TCGP; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF REAL PROPERTY FUND GP LLC

By: Teachers Advisors, Inc. (as Managing Member)

By: /s/ Rachael Zufall
Name: Rachael Zufall
Title: Assistant Secretary
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EXHIBIT B-4

VERIFICATION

The undersigned states that she has duly executed the attached Application dated September 4, 2015 for and on behalf of TIAA-CREF Real Property Fund REIT LLC (“TC REIT”); that she is the Assistant Secretary of Teachers Advisors, Inc., the Managing Member of TC REIT; and that all action by the shareholders, directors and other bodies thereof necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF REAL PROPERTY FUND REIT LLC

By: Teachers Advisors, Inc. (as Managing Member)

By: /s/ Rachael Zufall
Name: Rachael Zufall
Title: Assistant Secretary
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